EXHIBIT 99.1

Auryn Identifies 8 High Priority Gold-in-Till Anomalies across the Gibson MacQuoid Greenstone Belt

VANCOUVER, British Columbia, Dec. 14, 2017 (GLOBE NEWSWIRE) -- Auryn Resources Inc. (TSX:AUG) (NYSE American:AUG) (“Auryn” or the “Company) is very pleased to announce results from its initial regional till sampling program at the Gibson MacQuoid Gold Project located 70km northwest of Agnico-Eagle’s Meliadine project in Nunavut, Canada (figure 1).

Highlights include:

  8 significant till anomalies defined by the top 5% of gold-in-till results (figure 2)
  Strongest till anomalies occur on the major flexure of the greenstone belt
  90km southeast of Baker Lake infrastructure

The 8 high priority anomalies were identified across the 50% of belt that the company had access to in 2017.  The 3 strongest till anomalies are located on the eastern region of the project and are situated along the major flexure of the greenstone belt. Auryn’s technical team considers the major flexure of the magnetic stratigraphy to be in a highly favorable structural setting for potential gold mineralization.  In the western region of the belt, 2 high priority gold-in-till anomalies have been identified both within magnetic and non-magnetic stratigraphy.

The Gibson MacQuoid project is located approximately 90 km southeast of Baker Lake providing excellent access to infrastructure and has an exploration season 6 months of the year.  Based on the experience attained at the Committee Bay project over the past three years, Auryn’s technical group has refined its till sampling approach and is very encouraged by the 8 gold-in-till anomalies discovered on the project to date (figure 2).

In total, 2,550 till samples were collected as well as high-resolution drone imagery over the geochemical survey area to aid in identifying the target source areas. Auryn’s 2018 summer program will consist of completing surface programs of infill till sampling, boulder mapping and ground magnetics across the gold-in-till anomalies to identify potential source areas of mineralization. The areas will be advanced to a drill ready stage in 2018.

Auryn COO and Chief Geologist, Michael Henrichsen commented, “The location of the till anomalies along the major flexure of the greenstone belt represents a favorable structural setting analogous to the Musselwhite Mine in northern Ontario.”

Mr. Henrichsen further stated, “We are very excited to advance the Gibson MacQuoid belt as this represents an excellent opportunity for a major arctic discovery due to its scale and location nearby one of the largest mines being built in the Arctic, Meliadine.”

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Shawn Wallace
President and CEO

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Cautionary Statements and Technical Disclosures

Till samples were collected mostly from active frost boils. Samples from 3 to 5 kg each sent to ALS Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are analyzed using Ultra-Trace Au by Cyanide Extraction and ICP-MS finish method (Au-CN44) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.

Photos accompanying this announcement are available at:

http://www.globenewswire.com/NewsRoom/AttachmentNg/85ca3136-e151-43f8-9a3e-3b996e77a323

http://www.globenewswire.com/NewsRoom/AttachmentNg/be07c7e2-9038-4a53-8cb7-587ce71dc460